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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

              -----------------------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                               Premier Farnell plc
              -----------------------------------------------------
                                (Name of Issuer)

                          American Depositary Receipts,
                     Evidencing American Depositary Shares,
              Each Representing Two Ordinary Shares of 5 Pence Each
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   740-5OU-107
              -----------------------------------------------------
                                 (CUSIP Number)

                              Christopher M. Kelly
                           Jones, Day, Reavis & Pogue
                                   North Point
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                            Telephone: (216) 586-3939
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  June 6, 2002
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

              -----------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                              (Page 1 of 9 Pages)

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CUSIP No. 740-50U-107             SCHEDULE 13D

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Jack N. Mandel
         --------------------------------------------

2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)         OO
                                             -----------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)     [_]

6.       Citizenship or Place of Organization     United States
                                                ------------------


Number of       7.     Sole Voting Power                                       0
Shares
Beneficially    8.     Shared Voting Power                               640,041
Owned by
Each            9.     Sole Dispositive Power                                  0
Reporting
Person With     10.    Shared Dispositive Power                          640,041

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 640,041
                                                                      -------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)    [X]

13.      Percent of Class Represented by Amount in Row (11)  0.2%
                                                             ----

14.      Type of Reporting Person (See Instructions)      IN
                                                     ----------

                              (Page 2 of 9 Pages)

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CUSIP No. 740-50U-107               SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
              Joseph C. Mandel
     --------------------------------------------

2.   Check the Appropriate Box if a Member of Group (See Instructions)

     (a)      [_]

     (b)      [X]

3.   SEC Use Only


4.   Sources of Funds (See Instructions)         OO
                                         -----------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


6.   Citizenship or Place of Organization    United States
                                          ------------------


Number of       7.     Sole Voting Power                  0
Shares
Beneficially    8.     Shared Voting Power          640,041
Owned by
Each            9.     Sole Dispositive Power             0
Reporting
Person With     10.    Shared Dispositive Power     640,041


11.  Aggregate Amount Beneficially Owned by Each Reporting Person 640,041
                                                                  -------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)   [X]

13.  Percent of Class Represented by Amount in Row (11)   0.2%
                                                         ------

14.  Type of Reporting Person (See Instructions)      IN
                                                  --------------

                              (Page 3 of 9 Pages)

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CUSIP No. 740-50U-107               SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
              Morton L. Mandel
     -------------------------------

2.   Check the Appropriate Box if a Member of Group (See Instructions)

     (a)      [_]

     (b)      [X]

3.   SEC Use Only

4.   Sources of Funds (See Instructions)   OO
                                         ------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.   Citizenship or Place of Organization   United States
                                           ------------------


Number of      7.     Sole Voting Power                        0
Shares
Beneficially   8.     Shared Voting Power                640,041
Owned by
Each           9.     Sole Dispositive Power                   0
Reporting
Person With    10.    Shared Dispositive Power           640,041

11.  Aggregate Amount Beneficially Owned by Each Reporting Person  640,041
                                                                   -------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)    [X]

13.  Percent of Class Represented by Amount in Row (11)      0.2%
                                                        --------------

14.  Type of Reporting Person (See Instructions)         IN
                                                -----------------

                               (Page 4 of 9 Pages)

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CUSIP No. 740-50U-107             SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
             935 Partners LP
     ----------------------------

2.   Check the Appropriate Box if a Member of Group (See Instructions)

     (a)   [_]

     (b)   [X]

3.   SEC Use Only


4.   Sources of Funds (See Instructions)   OO
                                         ------


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


6.   Citizenship or Place of Organization   Ohio
                                           ---------

Number of      7.     Sole Voting Power                     0
Shares
Beneficially   8.     Shared Voting Power             526,392
Owned by
Each           9.     Sole Dispositive Power                0
Reporting
Person With    10.    Shared Dispositive Power        526,392


11.  Aggregate Amount Beneficially Owned by Each Reporting Person  526,392
                                                                   -------


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


13.  Percent of Class Represented by Amount in Row (11)      0.2%
                                                         -----------


14.  Type of Reporting Person (See Instructions)      PN
                                                  ------------

                              (Page 5 of 9 Pages)

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          This Amendment No. 9 ("Amendment No. 9") amends the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 9, 1998, by Jack N. Mandel, Joseph C. Mandel, Morton L. Mandel, the Jack N. Mandel Revocable Trust and the Morton L. Mandel Revocable Trust, and subsequently amended on January 28, 1998, December 8, 1999, June 7, 2000, June 13, 2000, October 30, 2001, November 30, 2001, April 19, 2002 and May
3, 2002.

Item 1.   Security and Issuer.

          This Amendment No. 9 relates to the American Depositary Receipts (the "Convertible Preference Share ADRs") evidencing American Depositary Shares, each representing one $1.35 Cumulative Convertible Redeemable Preference Share of (Pounds)1 each (the "Convertible Preference Shares") of Premier Farnell plc, a U.K. corporation (the "Company"). The Company's principal executive offices are located at 150 Armley Road, Leeds, LS12 2QQ, U.K. The following supplement, amendments and restatements to Item 5 are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

          The Share information listed in Item 5 in this Amendment No. 9 includes that number of Shares that each Reporting Person has the right to acquire upon conversion by such Reporting Person of all Convertible Preference Shares at the conversion rate authorized by the Company's articles of association in effect on the date hereof, such number of Shares being indicated in parentheses.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby supplemented, amended and restated in relevant part as and to the extent set forth below.

          On May 13, 2002, the Company's shareholders approved the special conversion right with respect to the Convertible Preference Shares and the other terms and conditions of the Sale were satisfied. As a result, the Sale was consummated on June 6, 2002 in accordance with the terms of the Placing Agreement, and the Reporting Persons sold 81,789,504 (17,780,327) Shares thereunder. As a consequence of the Sale, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares as of the Settlement Date. This Amendment No. 9 is being filed to report the consummation of the Sale, to confirm the information reported in Amendment Nos. 7 and 8 to the Schedule 13D, and to report the effect of the Sale on the number of Shares that the Reporting Persons may be deemed to own.

          1. Jack N. Mandel may be deemed the beneficial owner of 640,041 (640,041) Shares, representing approximately 0.2% of the Shares issued and

                              (Page 6 of 9 Pages)

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outstanding at May 1, 2002, with respect to no Shares of which Jack N. Mandel has sole voting and dispositive power and 640,041 (640,041) Shares of which Jack
N. Mandel has shared voting and shared dispositive power. The Shares as to which Jack N. Mandel has shared voting and dispositive power are as follows: 53,588 (53,588) Shares held as co-trustee and President of The Jack N. and Lilyan Mandel Foundation; 20,223 (20,223) Shares held as co-trustee of The Joseph C. and Florence M. Family Foundation; 39,838 (39,838) Shares held as co-trustee of The Morton L. and Barbara Mandel Family Foundation; and 526,392 (526,392) Shares held as co-trustee of each of the Joseph Revocable Trust and the Morton Revocable Trust and a director of Parkwood Corporation, each of which is a general partner of 935 Partners.

         2. Joseph C. Mandel may be deemed the beneficial owner of 640,041 (640,041) Shares, representing approximately 0.2% of the Shares issued and outstanding at May 1, 2002, with respect to no Shares of which Joseph C. Mandel has sole voting and dispositive power and 640,041 (640,041) Shares of which Joseph C. Mandel has shared voting and shared dispositive power. The Shares as to which Joseph C. Mandel has shared voting and/or dispositive power are as follows: 20,223 (20,223) Shares held as co-trustee and President of The Joseph and Florence Mandel Family Foundation; 53,588 (53,588) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation; 39,838 (39,838) Shares held as co-trustee of the Morton L. and Barbara Mandel Family Foundation; and 526,392 (526,392) Shares held as co-trustee of the Morton Revocable Trust and a director of Parkwood Corporation, each of which is a general partner of 935 Partners.

         3. Morton L. Mandel may be deemed the beneficial owner of 640,041 (640,041) Shares, representing approximately 0.2% of the Shares issued and outstanding at May 1, 2002, with respect to no Shares of which Morton L. Mandel has sole voting and dispositive power and 640,041 (640,041) Shares of which Morton L. Mandel has shared voting and shared dispositive power. The Shares as to which Morton L. Mandel has shared voting and/or dispositive power are as follows: 39,838 (39,838) Shares held as co-trustee and President of the Morton and Barbara Mandel Family Foundation; 53,588 (53,588) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation; 20,223 (20,223) Shares held as co-trustee of the Joseph C. and Florence Mandel Family Foundation; and 526,392 (526,392) Shares held as co-trustee of the Joseph Revocable Trust and a director of Parkwood Corporation, each of which is a general partner of 935 Partners.

         4. 935 Partners may be deemed the beneficial owner of 526,392 (526,392) Shares, representing 0.2% of the Shares issued and outstanding at May 1, 2002, with respect to no Shares of which 935 Partners has sole voting and dispositive power and 526,392 (526,392) Shares of which 935 Partners has shared voting and shared dispositive power.

                              (Page 7 of 9 Pages)

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         The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 640,041 (640,041) Shares, representing approximately 0.2% of the Shares issued and outstanding at May 1, 2002, after eliminating any duplicative ownership reflected in the foregoing response to this Item 5. The filing of this statement shall not be construed as an admission that the Reporting Persons as a group beneficially own the shares beneficially owned by each of the Reporting Persons individually.

         None of the Reporting Persons has effected any transactions in the Shares since the date of the last event reported in Amendment No. 8 to this
Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

         (1) Powers of attorney, dated April 14, 2000, from Joseph C. Mandel and Morton L. Mandel in favor of, inter alia, Karen A. Vereb, as filed on October 30, 2001 with Amendment No. 5 on Schedule 13D (Commission File No. 005-50135), are incorporated herein by reference.

         (2) Power of attorney, dated April 14, 2000, from Jack N. Mandel, in favor of, inter alia, Karen A. Vereb, as filed on November 30, 2001 with Amendment No. 6 on Schedule 13D (Commission File No. 005-50135), is incorporated herein by reference.

                               (Page 8 of 9 Pages)

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2002
                                         /s/ Jack N. Mandel
                                         ---------------------------------------
                                         Jack N. Mandel
                                         By:   Karen A. Vereb, Attorney-in-Fact


                                         /s/ Joseph C. Mandel
                                         ---------------------------------------
                                         Joseph C. Mandel
                                         By:   Karen A. Vereb, Attorney-in-Fact


                                         /s/ Morton L. Mandel
                                         ---------------------------------------
                                         Morton L. Mandel
                                         By:   Karen A. Vereb, Attorney-in-Fact


                                         935 PARTNERS LP

                                         By: PARKWOOD CORPORATION, Managing
                                             General Partner

                                             By: /s/ Karen A. Vereb
                                                ------------------------------
                                                Karen A. Vereb, Secretary

                              (Page 9 of 9 Pages)